Exhibit 99.1


         ELAN RESPONDS TO "MINI-TENDER" OFFER BY TRC CAPITAL CORPORATION


Elan Corporation, plc has been notified of an unsolicited "mini-tender" offer by TRC Capital Corporation, a private Canadian investment company. Elan has received a copy of the Offer to Purchase documents, dated April 13, 2005, pursuant to which TRC Capital has offered to purchase in cash up to 5,000,000 American Depositary Shares, each representing one Ordinary Share, of Elan, representing approximately 1.3% of the outstanding Ordinary Shares of Elan. The mini-tender offer price of $3.75 per share represents a discount to our per share price as of the close of trading on April 26, 2005.

Elan does not recommend or endorse this offer. Elan is not affiliated in any way with TRC Capital, the mini-tender offer or the Offer to Purchase documents. Elan urges shareholders to obtain current market quotations for their American Depositary Shares, consult with their financial advisors and exercise caution with respect to TRC Capital's offer.

Elan understands that TRC Capital has made many mini-tender offers. Mini-tender offers are third-party offers that seek to acquire less than five percent of a company's outstanding shares and thereby avoid many of the procedural protections and disclosure and dissemination requirements of the Securities and Exchange Commission (the "SEC") that apply to offers for more than five percent of a company's outstanding shares.

Elan shareholders are advised that TRC Capital's offer is subject to numerous conditions, including that there be no decrease in the market price of Elan's American Depositary Shares and the availability of financing for the purchase of Elan's American Depositary Shares on terms satisfactory to TRC Capital. TRC Capital also has reserved the right, in its reasonable discretion, to extend the period of time during which the offer remains open, thereby possibly delaying payment for American Depositary Shares tendered in the offer, or to amend its offer in any other respect.


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Elan Responds to "Mini-Tender" Offer by TRC Capital Corporation


Elan shareholders who have already tendered shares in the offer are advised that they may withdraw their shares as described in TRC Capital's Offer to Purchase documents prior to the expiration of the offer, which is currently scheduled for 12:01 a.m., Eastern time, on May 12, 2005.

The SEC has issued "Investor Tips" regarding mini-tender offers noting that "Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price" and that "mini-tender offers typically do not provide the same disclosure and procedural protections that larger, traditional tender offers provide." The SEC's investor tips regarding mini-tender offers may be found at www.sec.gov/investor/pubs/minitend.htm.